DAVIS POLK & WARDWELL
15, avenue Matignon
75008 Paris

Tel: +33 1 56 59 36 70
margaret.tahyar@dpw.com

August 24, 2006

Re:	ABN Amro Holding N.V.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 29, 2005
Response Letter Dated February 27, 2006
File No. 1-14624

Mr. James Lopez
U.S. Securities and Exchange Commission
Mail Stop 5546
Washington, DC 20549-5546

Dear James:

     This letter reflects our conversation of this afternoon. On behalf of ABN AMRO I acknowledge their receipt of the letter from Cecilia Blye dated July 20th. As we discussed, ABN AMRO will provide you with a copy of the proposed disclosure with respect to Iranian activities, as described in the ABN AMRO letter dated June 19th, in advance of the filing of the ABN AMRO 20-F for the year ended December 31, 2006. That filing is anticipated to take place before March 31st, 2007 and we would expect to be back in contact with you about the schedule for when ABN AMRO might be in a position to provide such disclosure sometime in early February 2007.

Very truly yours,

/s/ Margaret E. Tahyar

Margaret E. Tahyar

cc:	Todd Schiffman
Cecilia D. Blye
Petri Hofste
Eva Simon Thomas